TENET FINTECH GROUP INC.

(Formerly Peak Fintech Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.), on a consolidated basis, for the three and nine-month periods ended September 30, 2022 (fiscal 2022) and September 30, 2021 (fiscal 2021).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Tenet", the "Company", "we", "us", "our" or similar terms refer to Tenet Fintech Group Inc. on a consolidated basis. This MD&A is dated November 29, 2022 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2021. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2022, and September 30, 2021, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Condensed Interim Consolidated Interim Financial Statements and MD&A have been reviewed by our Audit and Risk Management Committee and approved by our Board of Directors as of November 29, 2022.

Forward Looking Information

Certain statements included in this MD&A constitute "forward-looking statements" under Canadian securities law, including statements based on management's assessment and assumptions and publicly available information with respect to the Company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, holding company with significant operations in China; general economic and business conditions, including factors impacting the Company's business in China such as pandemics (ex.: COVID-19); legislative and/or regulatory developments; Global Financial conditions, repatriation of profits or transfer of funds from China to Canada, operations in foreign jurisdictions and possible exposure to corruption, bribery or civil unrest; actions by regulators; uncertainties of investigations, proceedings or other types of claims and litigation; timing and completion of capital programs; liquidity and capital resources, negative operating cash flow and additional funding, dilution from further financing; financial performance and timing of capital; and other risks detailed from time to time in reports filed by the Company with securities regulators in Canada, the United States or other jurisdictions. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information.

Forward-looking statements reflect information as of the date on which they are made. The Company assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event the Company does update any forward-looking statement, no inference should be made that the Company will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

Structure

The following chart summarizes the corporate structure of the Company as at November 29, 2022.

BUSINESS OVERVIEW

Tenet (CSE: PKK) (OTC: PKKFF), is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through the Business Hub™, a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members.

OPERATING HIGHLIGHTS FOR THE QUARTER

Chinese Operations

The quarter began with a promising start for Tenet's operations in China. After an uneven performance in the previous quarter due to sporadic COVID-19 related lockdowns, there was an increase in activity on Tenet's Business Hub™ in July as businesses in China seemed to be slowly returning to normal activity levels following the most recent lifting of the government-imposed restrictions. Unfortunately, the promising start was muted as random lockdowns quickly returned and continued to plague the Chinese economy and the Company's operations throughout the entire quarter. Even when the lockdowns were temporarily lifted, negative COVID- 19 test results were often required before individuals were able to enter office buildings, shops and other public places, including malls. Chinese businesses and non-China based companies with significant operations in China (like Tenet) continue to see business interruptions and revenue impacts due to ongoing COVID-19 outbreaks.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

While the lockdowns' impacts were felt by many companies conducting business in China, certain industries were impacted more than others. The demand for insurance products related to transportation and the automotive sector, which are key components of Tenet's offerings through its Heartbeat insurance brokerage platform saw a noticeable decline. Despite recording $1.7M in revenue in insurance related services in the third quarter, the Company's insurance related services did not meet Q3 revenue expectations, which led to a partial impairment of its Heartbeat platform in Q3.

Despite the challenges of COVID-19 lockdowns during the quarter, the Company continued to make noticeable progress in Q3 with the execution of its strategic plan in China, focusing on growth and gradually decreasing expenses to increase margins. Tenet's Chinese operations continued to focus on servicing the consumer goods supply-chain with an end-to-end service offering, supporting clients along the supply-chain from product sourcing and financing to logistics and delivery. To that end, the Company's Yun Fleet shipping and transportation platform began to have a positive impact on Tenet's operations during the quarter and helped the Company diversify its revenue stream by contributing $1.1M in revenue for the quarter.

As it continues to diversify its revenue stream, Tenet continues to believe that the country's clean energy sector presents Tenet with an attractive opportunity. Tenet continued to make investments in the quarter in R&D, adjustments and upgrades to its clean energy platform. Those initiatives showed encouraging signs in the third quarter as the Company concluded the quarter in negotiations for a project, involving Tenet's Heartbeat platform, where businesses would be matched with insurance opportunities for renewable assets. Tenet believes that its clean energy platform will not only have an impact on clean energy projects in China, but also help present opportunities in other markets around the world as small businesses use solar panels to offset growing energy costs.

In summary, the Company's Chinese operations generated $21.6M in revenue in Q3, which was lower than expected. However, the Company was able to continue to diversify its revenue stream and create synergies between its offerings, and to show that Tenet's strategic plan continues to progress despite the difficult business and economic conditions China has experienced during the pandemic and especially in 2022. More details about the Company's consolidated revenue and expenses are provided in the "Results of Operations" section below.

Canadian Operations

The Company continued to focus on the global diversification of its revenue in Q3 with further build out of its Canadian operations. Tenet focused on making critical investments during the quarter to position the Company to grow its operations globally. By the end of the third quarter, Tenet's Canadian operations had grown to over 60 employees, across twelve departments, dedicated to enabling the Company to build the foundations for the deployment of Tenet's Business Hub™ offering on a global scale. Those departments combined to account for almost 20% of the Company's total expenses on a consolidated basis in Q3, with product development and marketing leading the way in preparation for the launch of the Business Hub™ in Canada in late 2022. As of late November 2022, there were over 4,000 Canadian small and medium-sized enterprises (SMEs) pre-registered on the platform. Six financial institutions, including a chartered Canadian bank, had also already signed up to be part of the Business Hub™ ecosystem.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

As a result of the activities that took place throughout 2022 related to the launch of Tenet's operations in Canada, including the various marketing initiatives, the Company has been able to formulate its initial advertising offering to potential advertisers who would want to reach SME owners and executives. The third quarter saw the Company begin working on the Business Hub™'s advertising agreement terms and conditions, media kit and rate cards, as well as connect with digital media buying agencies, which is anticipated to allow Tenet to record its first revenues in Canada, in the form of advertising revenues, sometime in Q4.

While Tenet's Cubeler subsidiary, which manages the Business Hub™, will help the Company generate advertising revenue, it is Tenet's Tenoris3 data science subsidiary that is expected to be the Company's main global non-Chinese revenue engine through the monetization of the data consolidated, harvested and mined throughout the Business Hub™. During the third quarter, the Company prioritized efforts on reviewing Tenoris3's initial product offerings and devising new product concepts to be offered in 2023 and beyond as Business Hub™ memberships scale over time, giving the Company access to a greater pool of data. The Company expects Tenoris3's first data-driven product offering to be deployed during the first half of 2023.

With the foundation established in Canada to expand the Business Hub™ globally, Tenet added new members to its board of directors and senior executives to its management team during the quarter whose skillsets and professional experiences are aligned with the evolution of the Company. The re-calibration of Tenet's board of directors led to delays in the filing of a planned short form prospectus offering as well as to Tenet's intent to have its securities listed on the Toronto Stock Exchange (the "TSX"). More details about these two events can be found in the "Capital Markets" section below.

BUSINESS PLAN AND OUTLOOK FOR REST OF 2022

North America

Although Tenet expects revenue from its North American operations to begin in Q4 of 2022, the Company expects meaningful revenue to only begin in the second half of 2023. What can be expected during the balance of 2022 however is for the Company to continue to build the foundation of its North American revenue streams. The launch of the Business Hub™ in Canada is a core pillar of that foundation. While Tenet's pre-launch registration campaign in Canada has exceeded expectations, Tenet believes that having the Business Hub™ in operation in Canada will help the Canadian membership recruitment process for both SMEs and financial institutions. Tenet plans to intensify its marketing efforts in the fourth quarter to harness the momentum following the launch of the Business Hub™ in Canada, to build on its membership and position the Company for material revenue contributions from its North American subsidiaries in 2023.

Tenet also plans to take advantage of what is left of 2022 to finalize its sales and marketing plans for its initial data-driven product offerings, which are expected to begin generating revenue for the Company in the first half of 2023.

Finally, in anticipation of the launch of the Business Hub™ in the U.S. in the second half of 2023, the Company plans to create its first U.S. subsidiary prior to the end of fiscal 2022 to position the Company for further North American expansion.

China

While the Company is hopeful that the Chinese government will change its COVID-19 approach, the Company anticipates that the Chinese market will continue to be unpredictable for the balance of 2022 and possibly into 2023, which may continue to impact Tenet's to short-term revenues in Q4 2022 and perhaps into 2023.The Company will continue to implement its long-term strategic plan for China by investing in technologies and sectors that create synergies among its offerings in the country, positioning Tenet's revenues to continue to scale as the pandemic eventually ends or becomes endemic in China. While its long-term strategy remains its priority, the Company believes that it has positioned itself to be able to quickly pivot and allocate resources to those industrial sectors that would allow it to quickly scale its revenue in the event that the Chinese economy continues to suffer from the effects of COVID-19 in 2023.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

For the remainder of fiscal 2022, the Company expects to continue to add technologies, partnerships and services to create greater synergies between its offerings in China and to continue to expand its footprint, both geographically and across industrial sectors, throughout the country. The Company believes it is now in a better position to mitigate the impacts of ongoing lockdowns on its revenue in the fourth quarter. However, Tenet cautions that its third quarter results, coupled with the expected furtherance of the difficult economic conditions in China, will likely cause the Company's 2022 revenue to come in below the guidance last updated in May 2022.

Capital Markets

Following the closing of its 2021 short form prospectus financing, the Company's use of the proceeds of the offering varied from their originally intended use, as disclosed in the Company's final short form prospectus dated June 22, 2021. From the net proceeds of approximately $48M of that offering, the Company had planned to spend $21M on business development and expansion in China, $12M on business expansion to North America, most of which was to be spent prior to the end of 2021 to launch the Business Hub in Canada, $5M on business expansion to Europe with the remaining $10M reserved for working capital and general corporate matters. However, the de-listing of the Company's securities from the Nasdaq Capital Market (the "NASDAQ") in September of 2021, meant that the Company would not be able to raise additional capital in the U.S. by the end of 2021 as it had intended at the time. This resulted in the Company revising its intended use of funds with respect to the 2021 short form prospectus financing. The funds that were earmarked for business expansion to Europe, together with approximately $2M worth of funds earmarked for business expansion to North America, were instead used for the Company's Chinese operations. But while a total of approximately $28M was used for the Chinese operations, only approximately $18M was used for business development and expansion, with the rest going towards working capital and cash reserves. The planned investment toward the launch of the Company's North American operations was both delayed and reduced to approximately $7M, and the Company allocated the remaining balance of $13M in North America to working capital, general corporate matters and cash reserves.

As Tenet continues to grow and expand its operations globally, its capital markets strategy will continue to play a pivotal role in allowing it to achieve its objectives. As it continues to work with the U.S. Securities and Exchange Commission (the "SEC") to have its securities re-instated for listing on the NASDAQ and access the U.S. capital markets, the Company took measures in Q3 2022 to temporarily raise part of the capital it would need to continue to execute its business plan through the Canadian capital markets. Tenet filed a $30M short form prospectus offering with the Ontario Securities Commission (the "OSC") as well as an application to have its securities listed on the TSX just prior to the end of the third quarter of 2022. As of the date of this MD&A, the Company was waiting for: (i) a response from the SEC on the effectiveness of its registration statement in the U.S. for the re-instatement of the listing of Tenet's securities on the NASDAQ; (ii) a response from the OSC on the filing of its short form prospectus to allow it to close its proposed $30M financing; (ii) and a response from the TSX on its listing application.

In addition to having its securities listed on the NASDAQ and the TSX, Tenet plans to begin exploring the possibility, prior to the end of 2022, to have its securities listed on the London Stock Exchange in 2023 as membership on the Company's Business Hub™ expands to include European SME owners and executives.

Selected Quarterly Information

	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	Three months	Three months	Nine months	Nine months
Revenues	$21,585,258	$25,695,570	$88,758,946	$70,584,525
Expenses before finance costs, tax, depreciation and amortization	$28,174,118	$22,672,271	$99,613,469	$66,202,290
EBITDA (1)	($6,588,860)	$3,023,299	($10,854,523)	$4,382,235
Reversal of impairment loss	$ -	$ -	$ -	($193,717)

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Loss (gain) on fair value variation	($1,305,068)	$171,432	($603,589)	$171,432
Impairment of goodwill	$ -	$216,421	$ -	$216,421
Impairment of intangible assets	$4,218,826	$ -	$4,218,826	$ -
Gain on bargain purchase	($109,605)	($1,910,597)	($109,605)	($1,910,597)
Adjusted EBITDA (2)	($3,784,707)	$1,500,555	($7,348,891)	$2,665,774
Finance costs, tax, depreciation,
amortization, impairments, reversal of	$3,930,502	($25,731)	$10,058,591	$1,233,119
impairment loss, loss (gain) on fair value

variation, gain on bargain purchase.
Net profit (loss)	($7,715,209)	$1,526,286	($17,407,482)	$1,432,655
Net profit (loss) attributable to:
Non-controlling interest	$77,064	$169,752	$236,040	$861,311
Owners of the parent	($7,792,273)	$1,356,534	($17,643,522)	$571,344
Basic and diluted earnings (loss) per share	($0.078)	$0.017	($0.179)	$0.008

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before income taxes, depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets, amortization of initial finance costs and finance cost, as defined in Note 18 of the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2022.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for impairment of intangible assets and goodwill, reversal of impairment loss, loss (gain) on fair value variation and gain on bargain purchase.

Reconciliation of EBITDA to net profit (loss)	September 30,	September 30,	September 30,	September
	2022	2021	2022	30, 2021
	Three months	Three months	Nine months	Nine months
Net profit (loss) for the period	($7,715,209)	$1,526,286	($17,407,482)	$1,432,655
Add:
Income tax	($864,154)	$857,260	$1,093,304	$1,821,043
Finance costs	$23,656	$41,606	$118,736	$137,374
Depreciation of property and equipment	$22,397	$22,545	$65,385	$65,847
Depreciation of right-of-use assets	$182,687	$105,972	$435,221	$219,878
Amortization of intangible assets	$1,754,964	$462,831	$4,820,138	$685,263
Amortization of initial financing costs	$6,799	$6,799	$20,175	$20,175
EBITDA	($6,588,860)	$3,023,299	($10,854,523)	$4,382,235
Add (less):
Loss (gain) on fair value variation	($1,305,068)	$171,432	($603,589)	$171,432
Gain on bargain purchase	($109,605)	($1,910,597)	($109,605)	($1,910,597)
Impairment of goodwill	$ -	$216,421	$ -	$216,421
Impairment of intangible assets	$4,218,826		$4,218,826	$ -
Reversal of impairment loss	$ -		$ -	($193,717)
Adjusted EBITDA	($3,784,707)	$1,500,555	($7,348,891)	$2,665,774

	September 30,	September 30,
	2022	2021
Total assets	$175,277,274	$130,742,165
Total liabilities	$24,961,664	$29,162,351
Long-term liabilities	$7,255,529	$10,957,851
Total equity	$150,315,610	$101,579,814
To Non-controlling interest	$15,099,268	$13,064,153
To Owners of parent	$135,216,342	$88,515,661

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Results of Operations

Revenue for the three-month period ended September 30, 2022

The Company generated $21,585,258 in revenue during the three-month period ended September 30, 2022, compared to $25,695,570 for the same period in 2021. The year-over-year decrease in revenue is temporary and is mostly driven by the Chinese government's zero-COVID-19 policy that continued to have a major impact on the country's economy during the third quarter of 2022. Overall, on an annual basis, the Company has seen increasing demand for its services, particularly the demand for supply-chain services, where the Company provides material suppliers, factories, product distributors and retailers an all-encompassing service offering that includes product sourcing, financing, and logistics. Those services once again led all segments, accounting for approximately 84.4% (ASCC, ASST, AJP, & ASTH) of Tenet's revenue during the third quarter of 2022.

Non-supply-chain related services, including but not limited to loans made by the Company's ASFC financial services subsidiary (ASFC) and insurance related services from the Heartbeat acquisition, combined generated $3,360,298 in revenue compared to $2,087,875 for the same period in 2021, representing about 15.6% of Tenet's revenue during the third quarter of 2022 and a 61% increase compared to 2021.

Revenue for the nine-month period ended September 30, 2022

The Company generated $88,758,946 in revenue during the nine-month period ended September 30, 2022, compared to $70,584,525 for the same period in 2021. The revenue growth continues to be paced by demand for the Company's supply chain financing and logistics services, which contributed $81,505,071 to the total revenue in the first nine months of 2022 compared to $64,899,009 for the same period in 2021.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	Three months	Three months	Nine months	Nine months
Cost of service	$16,976,733	$21,120,835	$74,973,340	$60,910,889
Software delivery services	$942,837	$ -	$1,928,235	$ -
Salaries and fringe benefits	$3,201,274	$1,375,954	$8,281,013	$2,792,424
Service fees	$534,087	$161,859	$930,993	$468,497
Royalty on software	$ -	$32,524	$ -	$107,202
Board remuneration	$175,958	$278,191	$518,962	$549,020
Consulting fees	$369,112	$118,310	$1,082,595	$300,052
Management fees	$11,430	$11,670	$34,974	$38,844
Outsourced services, software and	$346,832	$ -	$1,346,990	$ -
maintenance

Professional fees	$1,095,143	$417,868	$2,793,927	$1,330,750
Marketing, public relations and press releases	$420,335	$421,775	$937,571	$678,256

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Office supplies, software and hardware	$381,835	($1,517)	$897,911	$86,968
Lease expenses	$40,045	$11,510	$125,854	$34,327
Insurance	$316,758	$35,637	$965,139	$77,809
Finance costs	$23,656	$41,606	$118,736	$137,374
Expected credit loss	$388,396	($44,286)	$577,569	($35,040)
Travel and entertainment	$98,581	$77,510	$272,800	$155,176
Stock exchange and transfer agent costs	$54,282	$165,154	$213,859	$318,523
Translation cost and others	$30,259	$16,150	$113,450	$137,035
Reversal of impairment loss	$ -	$ -	$ -	($193,717)
Depreciation of property and equipment	$22,397	$22,545	$65,385	$65,847
Depreciation of right-of-use assets	$182,687	$105,972	$435,221	$219,878
Amortization of intangible assets	$1,754,964	$462,831	$4,820,138	$685,263
Amortization of initial financing costs	$6,799	$6,799	$20,175	$20,175
Impairment of goodwill	$ -	$216,421	$ -	$216,421
Impairment of intangible assets	$4,218,826	$ -	$4,218,826	$ -
Change in fair value of contingent	($1,305,068)	$171,432	($603,589)	$171,432
consideration payable

Gain on bargain purchase	($109,605)	($1,910,597)	($109,605)	($1,910,597)
(Gain) Loss on foreign exchange	($13,932)	($4,129)	$112,655	($31,981)
Total expenses before income tax	$30,164,621	$23,312,024	$105,073,124	$67,330,827

Expenses for the three-month period ended September 30, 2022

Cost of service which is solely related to supply-chain services amounted to $16,976,733 for the three-month period ended September 30, 2022 compared to $21,120,835 in the same period of fiscal 2021. The ratio of those expenses to revenue specifically generated from the supply-chain service bundle slightly increased mostly due to the worldwide political-economic situation where transportation costs (mostly energy related) have been more expensive.

Software delivery services amounted to $942,837 compared to $Nil for the same period in September 30, 2021. The increase for the three-month period ended September 30, 2022 is mostly attributable to the Software as a Service "SAAS" revenue generating businesses (ASSI, Huike and WECHAIN). There was no such expense for the same period in 2021.

Salaries and fringe benefits amounted to $3,201,274 for the three-month period ended September 30, 2022, compared to $1,375,954 for the same period in 2021. The increase in salary expenses for the three-month period ended September 30, 2022, is attributable to the hiring of new employees in 2022 and the addition of new subsidiaries in China. The share-based remuneration that is included within this caption amounted to $387,261 for the three-month period ended September 30, 2022, compared to $483,800 for the same period in 2021.

Service fees relate to consulting and business development services provided to mostly four of the Company's subsidiaries (ASFC, AST, ASCS and Huike) by third-party companies and amounted to $534,087 in the third quarter of fiscal 2022, which is higher than $161,859 for the same period of 2021 mostly due to referral fee adjustments and a higher level of combined revenue in the above-mentioned subsidiaries.

Royalty expenses of $Nil for the three-month period ended September 30, 2022, compared to $32,524 for the same period in 2021, represent royalties on software payable to Cubeler for the licensing and use of its technology. The royalty expense is calculated on revenue primarily generated by ASDS. Tenet acquired Cubeler on October 1, 2021, ending these royalty expenses.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $175,958 in in the third quarter of 2022 compared to $278,191 or the same period in 2021. Within this caption, shared-based remuneration amounted to $133,562 in the three-month period ended September 30, 2022, compared to $236,941 for the same period in 2021.

Consulting fees incurred during the three-month period ended September 30, 2022, totalled $369,112 compared to $118,310 in the same period of 2021, mainly relate to capital markets consulting fees incurred in fiscal 2022. The Company plans to list its securities on the London Stock Exchange and to access the European capital markets as part of a long-term global capital markets strategy being developed and implemented with the assistance of European advisors and consultants. Share-based remuneration expenses related to consultants amounted to $39,112 in the three-month period ended September 30, 2022 compared to $95,060 for the same period of fiscal 2021.

Outsourced services, software and maintenance costs amounted to $346,832 in the third quarter of 2022 compared to $Nil for the same period of fiscal 2021. These expenses are mostly research and maintenance costs paid to third-party providers for the delivery of various modules and interfaces in ASDS, ASSI, Kailifeng and Cubeler. There was no such expense for the same period in 2021.

Professional fees totalled $1,095,143 for the three-month period ended September 30, 2022, compared to $417,868 for the same period in 2021. The net increase is mainly due to additional legal fees incurred in Canada, the United States and China relating to listing upgrades in North America, additional governance initiatives, capital raising activities and opening of new subsidiaries in China. Audit fees increased between fiscal 2022 and 2021 for the period following the growth of the Company in both operating countries. The increase in professional fees was also attributed to Company initiatives, in Canada and China, to document and implement additional internal controls in order to comply with the high financial standards and requirements of major stock exchanges.

Marketing, public relations and press release expenses amounted to $420,355 in the third quarter of 2022 compared to $421,775 for the same period in 2021. The costs in this category for fiscal 2022 are related to the upgrade of the Tenet and Cubeler websites and several marketing activities in connection to the launch of the Company's Cubeler Business Hub™ platform in Canada, expected to occur prior to the end of 2022.

Office supplies, software and hardware expenses amounted to $381,835 in the third quarter of 2022 compared to a recovery of $1,517 for the same period in 2021. The increase is mainly driven by the steady increase of employees in both China and Canada requiring additional equipment, the need of additional maintenance and servers to support business growth and different supplies purchased to accommodate the leased space in Canada (Toronto, Canada). The negative figure in fiscal 2021 is due to a non-recurring credit.

Insurance expenses amounted to $316,758 in the third quarter of 2022 compared to $35,637 for the same period in 2021. The increase is mainly attributable to the increase in directors and officers (D&O) insurance coverage following the introduction to a major stock exchange in 2021 and a general market price increase in the D&O insurance market.

Expected credit loss of $388,396 for the third quarter of fiscal 2022 compared to a recovery of $44,286 for the same period in fiscal 2021 is related to the variation in allowance for expected credit loss on ASFC's loan balance for the period and in overall Debtors as described respectively in Notes 5 and 6 of the Company's Unaudited Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2022. Furthermore, the overall increase in the Debtors allowance during the third quarter of fiscal 2022 is isolated in nature.

Stock exchange and transfer agent costs amounted to $54,282 in the third quarter of 2022 compared to $165,154 for the same period in 2021. The decrease is mostly due to specific costs related to the Company's initiative for listing on a US stock exchange and related costs during the same period in 2021. This initiative is still ongoing in fiscal 2022.

Amortization of intangible assets amounted to $1,754,964 for the three-month period ended September 30, 2022, compared to $462,831 for the same period in 2021. The increase is due to the amortization of the acquired Cubeler and Heartbeat platforms that occurred during the second half of 2021 and several capitalized costs on platform improvements of assets in China (Business Hub™, Gold River, and others).

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Impairment of intangible assets of $4,218,826 in the third quarter of 2022 compared to $Nil for the same period in 2021 is mostly due to the reduction of the forecasted revenues of the Heartbeat business as explained in Note 4 of the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2022.

Change in fair value of contingent consideration payable amounted to a gain of $1,305,068 in the third quarter of 2022 compared to a loss of $171,432 for the same period in 2021. The change in the fair value of contingent consideration payable is correlated to the reduction of the forecasted net profits of the Heartbeat business for the periods that will be ending in December 31, 2022 and 2023.

Gain on bargain purchases of $109,605 for the three-month period ended September 30, 2022, represent 80% of the fair value of the net assets and liabilities acquired by Asia Synergy Technologies Ltd. (AST) of Jiangsu Supairui IOT Technology Co., Ltd. (ASTH) on August 2022 for $Nil consideration. The amount of $1,910,597 for the same period in 2021 represents the initial estimate and difference between the discounted value of the intangible assets acquired, on the date that the assets of Huayan Kuntai Technology Ltd. (Huayan) were transferred to Huike Internet Technology Ltd. (Huike), and the contingent consideration payable, less the impairment of goodwill assumed by the Company. These estimates were subsequently adjusted in the last quarter of 2021 and reflected in the Consolidated Financial Statements for the years ended December 31, 2021 and 2020.

Expenses for the nine-month period ended September 30, 2022

Cost of service amounted to $74,973,340 for the first nine months of 2022 compared to $60,910,889 for the same period in 2021. Cost of service as a percentage of total supply chain related revenues was 92% for the period compared to 93.9% in the same prior period.

Software delivery services amounted to $1,928,235 compared to $Nil the same period in September 30, 2021. The increase for the nine-month period ended September 30, 2022 is mostly attributable to our SAAS revenue generating businesses (ASSI, Huike and WECHAIN). There was no such expense for the same period in 2021.

Salaries and fringe benefits amounted to $8,281,013 for the nine-month period ended September 30, 2022, compared to $2,792,424 for the same period in 2021. Share-based remuneration, which is included within this caption, amounted to $1,147,114 in the three first quarters of 2022 compared to $863,601 for the same period in 2021.

Service fees related to consulting and business development services provided to the Company's subsidiaries by third-party companies amounted to $930,993 for the nine-month period ended September 30, 2022, compared to $468,497 for the corresponding period of 2021.

Royalty expenses of $Nil for the first nine months of 2022 compared to $107,202 for the same period in 2021 relate to royalty on software payable to Canadian software company Cubeler Inc., a related company.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $518,962 in the first three quarters of 2022 compared to $549,020 for the same period in 2021. Within that caption, share-based expenses amounted to $411,376 in the three first quarters of fiscal 2022 compared to $457,298 for the same period in 2021.

Consulting fees totalling $1,082,595 incurred during the nine-month period ended September 30, 2022, compared to $300,052 for the same period in 2021. Share-based remuneration expenses related to consultants amounted to $113,746 in the first three quarters of 2022 compared to $234,810 for the same period of fiscal 2021.

Outsourced services amounted to $1,346,990 in the first three quarters of 2022 compared to $Nil for the same period of fiscal 2021. These expenses are mostly research and maintenance costs paid to third party providers for the delivery of various modules and interfaces in ASDS, ASSI, Kailifeng and Cubeler. There was no such expense for the same period in 2021.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Professional fees such as audit, legal and human resources consulting fees totalled $2,793,927 for the first nine-months of 2022 compared to $1,330,750 for the same period in 2021.

Marketing, public relations and press release expenses amounted to $937,571 for the first three quarters of 2022 compared to $678,256 in the same period of 2021.

Office supplies, software and hardware expenses amounted to $897,911 during the first nine months of 2022 compared to $86,968 for the same period in 2021. The increase is mainly driven by the steady increase of employees in both China and Canada requiring additional equipment, the need of additional maintenance and servers to support business growth and different supplies purchased to accommodate the leased space in Canada (Toronto, Canada).

Insurance expenses amounted to $965,139 in the first three quarters of 2022 compared to $77,809 for the same period in 2021.

Expected credit loss of $577,569 for the nine-month period ended September 30, 2022 compared to a recovery of $35,040 for the same period in 2021 relates to the variation in allowance for expected credit loss on ASFC's loan balance for the period and in overall Debtors as described respectively in Notes 5 and 6 of the Company's Unaudited Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2022

Travel and entertainment expenses amounted to $272,800 for the first three quarters of fiscal 2022 compared to $155,176 for the same period in 2021.

Stock exchange and transfer agent expenses were $213,859 for the first three quarters of 2022 compared to $318,523 in the same period of 2021.

Depreciation of right-of use assets of $435,221 in the first nine months of 2022 compared to $219,878 for the same period of fiscal 2021 follows the adoption of IFRS 16 on January 1, 2021 and relates to the depreciation of right-of-use assets associated with new office lease agreements of theCompany's operating subsidiaries in China and in Canada.

Amortization of intangible assets amounted to $4,820,138 for the nine-month period ended September 30, 2022, compared to $685,263 for the same period in 2021. The increase is mostly due to the amortization of intangibles relating to the acquisitions of the Heartbeat and Cubeler fintech platforms.

Impairment of intangible assets is $4,218,826 in the first nine months of 2022 compared to $Nil for the same period in 2021 is mostly due to the reduction of the forecasted revenues of the Heartbeat business as explained in Note 4 of the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2022.

Change in fair value of contingent consideration payable amounted to a gain of $603,589 for the three first quarters of 2022 compared to a loss of $171,432 for the same period in 2021. The change in the fair value of contingent consideration payable is correlated to the reduction of the forecasted net profits of the Heartbeat business for the periods that will be ending in December 31, 2022 and 2023.

Gain on bargain purchases of $109,605 for the nine-month period ended September 30, 2022, represent 80% of the fair value of the net assets and liabilities acquired by AST of ASTH on August 2022 for $Nil consideration. The amount of $1,910,597 for the same period in 2020 represents the initial estimate and difference between the discounted value of the intangible assets acquired, on the date that the assets of Huayan were transferred to Huikeand the contingent consideration payable, less the impairment of goodwill assumed by the Company. These estimates were subsequently adjusted in the last quarter of 2021 and reflected in the Consolidated Financial Statements for the years ended December 31, 2021 and 2020.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

The Company reported, in other comprehensive income, a currency translation adjustment loss of $2,452,768 for the nine-month period ended September 30, 2022 compared to a loss of $782,277 for the same period in 2021 reflecting the variation of the Chinese renminbi against the Canadian dollar during the period.

Net Results

The Company incurred a net loss of $7,715,209 in the third quarter of 2022 compared to a net profit of $1,526,286 in the corresponding period of 2021. For the nine-month period ending September 30, 2022, the Company incurred a net loss of $17,407,482 compared to a net profit of $1,432,655 for the corresponding period of 2021.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Summary of Quarterly Results

	September 30, 2022	September 30, 2021	June 30, 2022	June 30, 2021
	Three months	Three months	Three months	Three months
Revenues	$21,585,258	$25,695,570	$32,432,228	$30,649,179
Expenses (1)	$29,300,467	$24,169,284	$38,764,900	$30,353,108
Net Profit (loss)	($7,715,209)	$1,526,286	($6,332,672)	$296,071
Net profit (loss) attributable to:
Non-controlling interest	$77,064	$169,752	$136,306	$315,630
Owners of the parent	($7,792,273)	$1,356,534	($6,468,978)	($19,559)
Earnings per Share (2)	($0.078)	$0.017	($0.065)	$0.000

	March 31, 2022	March 31, 2021	December 31, 2021	December 31, 2020
	Three months	Three months	Three months	Three months
Revenues	$34,741,460	$14,239,776	$33,048,249	$16,368,779
Expenses (1)	$38,101,060	$14,629,478	$83,042,872	$19,569,280
Net Profit (Loss)	($3,359,601)	($389,702)	($49,994,623)	($3,200,501)
Net profit (loss) attributable to:
Non-controlling interest	$22,670	$375,929	$333,791	$487,831
Owners of the parent	($3,382,271)	($765,631)	($50,328,414)	($3,668,332)
Earnings per Share (2)	($0.045)	($0.012)	($0.776)	($0.020)

Note (1): Including income tax expenses.

Note (2): Earnings per share is calculated using the net profit (loss) and the weighted average number of outstanding shares.

Third Quarter Ending September 30, 2022

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of November 29, 2022, the cash available to manage the Company's operations and meet its obligations amounted to approximately $4,150,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Financing Activities

From January 1, 2022 to November 29, 2022, the Company issued 2,259,500 common shares for total proceeds of $2,025,500 upon the exercise of share purchase warrants.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

From January 1, 2021 to November 29, 2022, the Company issued 117,500 common shares for total proceeds of $246,750 upon the exercise of options.

Capital Stock

The Company's capital stock as of September 30, 2022, was $211,232,131 compared to $208,219,490 as of December 31, 2021. The variation is explained by the common shares issued in connection with the market value (per grant date) of warrants exercised of $2,548,471 and the fair market value (per grant date) of the exercise of options for $464,170.

Common Shares

As of November 29, 2022, the Company had 99,544,183 common shares outstanding. The following table summarizes the changes in shares outstanding from January 1, 2022, until November 29, 2022.

Balance outstanding as of December 31, 2021		97,167,183
Date	Description	Number	Cumulative
			number

January 2022	Exercise of warrants	700,000	97,867,183
February 2022	Exercise of warrants	827,500	98,694,683
March 2022	Exercise of options	100,000	98,794,683
May 2022	Exercise of options	17,500	98,812,183
June 2022	Exercise of warrants	125,500	98,937,683
July 2022	Exercise of warrants	277,500	99,215,183
August 2022	Exercise of warrants	329,000	99,544,183

Share Purchase Options

As of November 29,2022,the Company had 3,988,762 common share purchase options outstanding. The following table summarizes the options outstanding as of November 29, 2022.

Balance outstanding as of December 31, 2021			4,689,250

Date of grant	Optionee	Number	Exercise Price	Expiration
January 2022	Employee	32,725	$7.50	January 1, 2027
February 2022	Employee	42,881	$5.60	February 1, 2027
March 2022	Employee	2,941	$4.10	March 1, 2027
March 2022	Exercised	(100,000)	$2.10	N/A
April 2022	Employee	10,627	$4.16	April 1, 2027
April 2022	Consultant	5,000	$4.16	April 1, 2027
May 2022	Exercised	(17.500)	$2.10	N/A
May 2022	Employee	13,585	$5.13	May 1, 2027
June 2022	Employee	2,842	$2.55	June 1, 2027
June 2022	Expired	(272,500)	$2.10	N/A
July 2022	Forfeited	(5,000)	$4.80	N/A
July 2022	Employee	5,763	$1.65	July 1, 2027
August 2022	Employee	35,892	$1.41	August 1, 2027
September 2022	Employee	14,791	$2.08	September 1, 2027
September 2022	Forfeited	(5,000)	$8.00	N/A
September 2022	Forfeited	(250,000)	$0.45	N/A
September 2022	Forfeited	(150,000)	$1.50	N/A
September 2022	Forfeited	(125,000)	$4.10	N/A
September 2022	Forfeited	(25,000)	$5.70	N/A
October 2022	Employee	82,465	$1.24	October 1, 2027

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Share Purchase Warrants

As of November 29, 2022, the Company had 14,488,313 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of November 29, 2022.

Balance outstanding as of December 31, 2021			17,332,504
Date	Description	Number	Exercise Price	Expiration
January 2022	Exercise of warrants	(100,000)	$0.50	N/A
January 2022	Exercise of warrants	(350,000)	$0.80	N/A
January 2022	Exercise of warrants	(250,000)	$1.50	N/A
February 2022	Exercise of warrants	(467,500)	$0.50	N/A
February 2022	Exercise of warrants	(360,000)	$2.00	N/A
June 2022	Exercise of warrants	(125,000)	$0.50	N/A
June 2022	Exercise of warrants	(500)	$2.00	N/A
July 2022	Exercise of warrants	(277,500)	$0.50	N/A
July 2022	Expired	(282,500)	$0.50	N/A
August 2022	Exercise of warrants	(329,000)	$0.50	N/A
August 2022	Expired	(302,190)	$0.50	N/A

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 20 of the Company's Unaudited Condensed Interim Consolidated Financial Statements for the period ended September 30, 2022, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Escrowed Shares

As of November 29, 2022, 3,879,249 shares of the Company were held in escrow by TSX Trust Company (Escrow Agent) in accordance with the terms of the Security Escrow Agency Agreement dated October 1, 2021, between the Escrow Agent, the Company, and securityholders of Cubeler Inc. (Cubeler). Cubeler securityholders agreed to deposit with the Escrow Agent 11,133,012 shares in the Company and received a partial consideration for the sale by said securityholders of the issued and outstanding shares of Cubeler. On February 2, 2022, 3,374,514 shares of the Company were released by the Escrow Agent and an additional 3,879,249 shares on October 1, 2022. The remaining 3,879,249 shares held in escrow are scheduled to be released on October 1, 2023.

Related Party Transactions

Salaries paid and accrued to officers and directors amounted to $348,163 and $1,067,998 during the three and nine-month periods ended September 30, 2022 respectively compared to $197,232 and $533,546 for the same periods in fiscal 2021.

During the three and nine-month periods ended September 30, 2022, share-based expenses associated with officers and board members amounted to $385,324 and $1,207,171 respectively compared to $747,880 and $1,391,300 for the same periods of 2021.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

The officers and directors included in the above are Johnson Joseph, CEO, Jean Landreville, CFO, Liang Qiu, China Operations CEO, Carol Penhale, Board Member, Dylan Tinker, Board Member, Dana Ades-Landy, Board Member (resigned in June 2022), Marc Dumas, Board member (resigned in August 2022), Michael Pesner, Board Member (resigned in June 2022) and Charles-Andrée Tessier, Board Member (resigned in August 2022).

Cubeler, a Canadian company, created a software platform called Cubeler (Platform). In 2017 Cubeler entered into a Software and Royalty License Agreement with Tenet (then Peak Positioning Technologies Inc.), according to which Cubeler granted Tenet an exclusive, assignable, transferable license to, among other things, use, market, distribute, and sell the Platform in Mainland China. On August 15, 2021, Tenet, Cubeler, and Cubeler's shareholders entered a Binding Memorandum of Understanding on the Acquisition of Cubeler Shares, pursuant to which Tenet conditionally agreed to purchase Cubeler. Four Cubeler shareholders were identified as Tenet insiders and, as such, the acquisition was conditional on, among other things, receipt of an independent favorable fairness opinion satisfactory to the special committee of Tenet's Board (having no conflicts of interest in the purchase) as to the purchase price and the transaction. Shares in Tenet paid in consideration were subject to an escrow hold and released gradually over 24 months as well as non-compete undertakings for shareholders holding 5% or more of Cubeler. As found in a Final Pricing Report dated August 15, 2021, Evans and Evans carried out an independent assessment and determined that, as of September 30, 2021, the value of Cubeler to Tenet was between $94.73M-$103.102M. Moreover, a Fairness Opinion by Harris Capital Corporation dated September 23, 2021, concluded that the proposed transaction was fair from a financial point of view to the shareholders of Tenet. The sale was concluded pursuant to a Share Purchase Agreement between Tenet and the shareholders of Cubeler dated October 1, 2021.

During the nine-month period ended September 30, 2021 (before the acquisition of Cubeler), the Company incurred $107,202 of royalty expense for the use of Cubeler's technology.

In December 2021, Tenet's Chairman, Charles-Andre Tessier and Tenet's CEO, Johnson Joseph both exercised stock options to acquire common shares of the Company. While processing those transactions, the Company had to remit withholding taxes to the government on behalf of the individuals. Those withholding taxes amounted to $40,000 for Mr. Tessier and $72,793 for Mr. Joseph. On December 15, 2022 those amounts were recorded as loans to those individuals by the Company. On June 3, 2022, an additional loan was issued to another Director of the Company (Lian Qiu) of $130,462. The loans are due on December 15, 2022 and December 31, 2022 respectively. Each loan bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of September 30, 2022, the aggregate outstanding principal amount due for said loans is $245,493 (December 31, 2021 - $113,193). On August, 2022, one of the Directors (Charles-Andrée Tessier) owing $40,000 to the Company, resigned and ceased to be a related party.

During the three and nine-month periods ended September 30, 2022, the Company charged interest revenue on the above mentioned promissory notes (loans) to Directors of $1,023 and $1,838 respectively ($Nil for the three-month and nine-month periods ended September 30, 2021).

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting Policies

The principal IFRS accounting policies set out in Note 4 of the Audited Consolidated Financial Statements for the year ending December 31, 2021, have been consistently applied to all periods presented in such financial statements including the Unaudited Condensed Interim Consolidated Financial Statements for the three and nine-month periods ended September 30, 2022.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Legal Proceedings

As of November 29, 2022 the following legal proceedings have been instituted against the Company:

A class action lawsuit has been brought against Tenet and two of its executives in the United States District Court for the Eastern District of New York (Bram Van Boxtel v. Tenet Fintech Group Inc., et al.). The case was brought on behalf of Tenet shareholders who traded securities of Tenet between September 2, 2021, and October 13, 2021, on the NASDAQ. The complaint alleges, among other things, that the defendants violated the Securities Exchange Act of 1933 and the Securities Exchange Act of 1934 by making false or misleading statements regarding (i) Tenet's ownership interest in Asia Synergy Financial Capital Ltd. through a subsidiary, Wuxi Aorong Ltd., (ii) Tenet's acquisitions of Huayan the Heartbeat insurance platform, and Cubeler, (iii) Tenet's listing on Nasdaq, (iv) Tenet's Form 40-F submission to the SEC, and (v) statements published about Tenet by Grizzly Reports. On February 10, 2022, the court appointed a lead plaintiff and lead counsel. An amended complaint was filed on April 2022. The Company has retained external counsel and is defending itself vigorously against all claims. The Company filed a motion to have the case dismissed on August 8, 2022. The plaintiff's opposition to the motion to dismiss was filed on September 23, 2022. A reply brief for the Company's motion to dismiss the securities case was filed on Monday, October 24, 2022 with the United States District Court, Eastern District of New York. The Company is currently waiting for confirmation on whether the judge will hear oral argument or rule on this motion by the end of December 2022.

Financial Instruments

For the period ending September 30, 2022, the Company has classified its financial instruments as described in Note 4.11 of the Audited Consolidated Financial Statements for the period ending December 31, 2022. For the period ending September 30, 2022, the Company is exposed to various risks as described in Note 18.3 of the Unaudited Condensed Interim Consolidated Financial Statements for the period ended September 30, 2022.

Governance

To better equip the Company with better protocols and policies and procedures to manage the current growth of its business and to properly pursue its strategic plan, the Company is taking steps to continuously to bolster its governance measures. These steps include: (i) the hiring of key internal resources, such as a General Counsel and a Director of Human Resources, (ii) the adoption of revised human resources policies, with respect to discrimination and harassment, health and safety, and personal data, (iii) the re-calibration of the corporate governance charter and the adoption of a corporate whistleblower policy, and (iv) the Company retained Richter LLP in Canada and Ernst & Young in China to help implement general internal controls over its processes and operations, as well as to carry out a Sarbanes Oxley compliance review and diagnostic, both of which were still ongoing as of the date of this MD&A. The Company aims to continue to improve upon its corporate governance throughout 2022 to align with best practices.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Annual Information Form dated June 16, 2022, available on SEDAR at www.sedar.com. Other risks include:

Liquidity and Capital Resources

The Company will require financing in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of common shares. Factors that could affect the availability of financing include, but are not limited to, evidence of continued demand for the Company's services, the Chinese geopolitical climate, the Company's ability to expand its services beyond China, the state of international debt and equity markets, and investor perceptions and expectations of the fintech space. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Holding Company with Significant Operations in China

As a holding company that is currently dependent on the operations of its subsidiaries in China, Tenet is subject to risks that could cause the value of its common shares to significantly decline. Chinese laws and regulations governing its current business operations are sometimes vague and uncertain, and they present legal and operational risks which may result in material changes in the operations of the Company's Chinese subsidiaries or a significant depreciation in the value of its common shares. Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, to the Company's knowledge, neither it nor any of its Chinese subsidiaries have been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor have any of them received any inquiry, notice or sanction from the Chinese government.

Regulatory Permissions

To operate its business as currently conducted in China, each of the Company's subsidiaries in China are required to obtain a business license from local authorities. Each such Chinese subsidiary has obtained a valid business license, and no application for any such license has been denied or revoked. If any of the business licenses of the Company's subsidiaries are revoked, this would hinder the ability to operate the business, which could materially and adversely affect the business, financial condition, and results of operations.

Repatriation of Profits or Transfer of Funds from China to Canada

As of the date of this MD&A, all the Company's operating subsidiaries are located in China, except Cubeler Inc. (Canada), Tenoris3 Inc. (Canada) and Asia Synergy Ltd. (Hong Kong). Accordingly, the repatriation of any profits generated by the Company, which the Company might want to repatriate from China to Canada, or the transfer any funds that the Company might want to transfer to its Chinese subsidiaries, is subject to the rules and regulations established by the Chinese government that restrict the flow of funds between China and foreign jurisdictions, including the transfer of funds between Chinese subsidiaries and their foreign parent companies. Although the Company has taken steps to comply with regulations established by the Chinese government to be able to transfer funds from its subsidiaries to Canada, there can be no assurances that the Company will remain in compliance with those rules and regulations in the future. The Company may therefore not be able to repatriate profits or transfer funds from its Chinese operating subsidiaries to its head office in Canada, which would potentially prevent the Company from paying dividends to its shareholders or otherwise adversely impact the Company in the future.

Operations in Foreign Jurisdictions and Possible Exposure to Corruption, Bribery or Civil Unrest

The Company operates in a foreign jurisdiction (China) where the laws governing corporations differ from the laws of Canada. Chinese laws require each of the Company's subsidiaries located therein to have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the entity for which he or she is the legal representative. The legal representative is the person authorized to represent the entity in all legal matters between the government and such entity and to sign legally binding contracts on behalf of such entity. Unlike Canadian laws, which limit liability for individuals involved in corporations and limited liability or registered business entities, Chinese laws make no distinction between the liability of a legal representative versus the liability of the entity he or she represents. The legal representative is responsible for any offence, whether corporate, criminal, civil or other, committed by the entity and must bear any fine, punishment or consequences resulting from the offence.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

Companies in China need the signed consent of a majority (over 50%) of its shareholders in order to remove a legal representative. If a company wants to change its legal representative, it first needs to provide written notice to that effect to the legal representative. The company must then go to the China Industry and Commerce Bureau with written proof of majority shareholder consent to make the change and submit the appointment document of the new legal representative. Similarly, the removal of any officer or director of a company requires the consent of the company's shareholders. Such consent must formally be given by a majority (over 50%) of shareholders with a signed resolution of the shareholders at a general meeting of the shareholders. The company must then submit a copy of the resolution along with the required supporting documents (application form, copy of business license, ID card of the individual being removed and copy of amendment of article of association reflecting the change) to the China Industry and Commerce Bureau.

Given the onerous responsibilities and risks associated with the position of legal representative for companies operating in China, the Company may have difficulty in the future to find individuals willing to act as its subsidiary's legal representatives. There can be no assurances that the Company will always have legal representatives for its subsidiaries. Since every company must have a legal representative under Chinese laws, not being able to have a legal representative may force the Company to suspend temporarily or permanently some of its operations in China, which would adversely affect the Company's operations, revenue and profits.

Certain individuals in China may perceive the Company as a potential bribery target. As such, the Company may be approached by local individuals in China, whether businessmen, government officials or others, to offer the Company certain favors that would advance the Company's business interests in exchange for cash, other forms of compensation, or threaten to hinder the Company's progress unless compensated in cash or by other means, all of which would be contrary to Chinese laws and/or Canadian law. The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company's policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company's policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company's internal control policies and procedures will always protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

As a Canadian entity operating in China and soon in the U.S., the Company is also exposed to the state of relations between China, the U.S. and Canada. Political and/or cultural tensions between these countries may reach a point that triggers civil unrest in China against all things Canadian and/or American. If that happens, then clients may decide to no longer buy the Company's services and partners may decide to cut ties with the Company, all of which would negatively impact the Company's operations, revenue and profits.

COVID-19

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months in some parts of the world, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to-day operations without interruption.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

November 29, 2022

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, November 29, 2022